Exhibit 99.3

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Total Appoints Jean-Marc Jaubert
Senior Vice President, Industrial Safety

Paris, June 28, 2004 - Effective August 2, 2004, Jean-Marc Jaubert, Atofina’s Vice President, Industrial Safety, is appointed Senior Vice President, Industrial Safety at Total. He will also be a member of the Group’s Management Committee.

Mr. Jaubert succeeds Pierre Guyonnet, who has been appointed Chairman of ATEE (the French Association for Energy Efficiency).

Jean-Marc Jaubert
Senior Vice President, Industrial Safety
Member of the Management Committee
 Jean-Marc Jaubert, 47, is a graduate of the Ecole Polytechnique and the Ecole des Mines in Paris. He joined Elf in 1981 as an economic engineer in the refining business, and was later appointed process engineer at the Grandpuit refinery. In 1985, he moved to the petrochemicals business as operations manager of the high-pressure polyethylene unit at the Gonfreville plant. Beginning in 1989, he held a variety of marketing positions in Elf Atochem’s Petrochemicals Division, before heading it from 1998. He was subsequently appointed Vice President, Industrial Petrochemicals at Atofina, based in Brussels. Since March 2002, he has been Vice President, Industrial Safety of the Chemicals business.

Pierre Guyonnet
Chairman, ATEE (the French Association for Energy Efficiency)
 An engineering graduate of the Institut National des Sciences Appliquées (INSA) and the Ecole Nationale Supérieure du Pétrole et des Moteurs (ENSPM), Pierre Guyonnet joined Total in 1969. He spent much of his career developing oil projects outside France. Beginning in 1982, he was responsible for offshore project management in the North Sea and Asia. In 1996, he joined the Exploration & Production business’ senior management, before becoming a member of Total’s senior management in 2000 as Director of the Atlantic Coast Fund. In early 2002, he was appointed Senior Vice President, Industrial Safety and became a member of the Management Board.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com